UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) March 10, 2023 (March 7, 2023)

KIMBALL INTERNATIONAL, INC.
________________________________________________________________________________________________________
(Exact name of registrant as specified in its charter)

Indiana	0-3279	35-0514506
(State or other jurisdiction of	(Commission File	(IRS Employer Identification No.)
incorporation)	Number)

1600 Royal Street	Jasper,	Indiana	47546-2256
(Address of principal executive offices)			(Zip Code)
Registrant's telephone number, including area code  (812) 482-1600

Not Applicable
(Former name or former address, if changed since last report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):
☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each Class	Trading Symbol(s)	Name of each exchange on which registered
Class B Common Stock, par value $0.05 per share	KBAL	The	NASDAQ	Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement
Agreement and Plan of Merger

On March 7, 2023, Kimball International, Inc., an Indiana corporation (“Kimball”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among Kimball, HNI Corporation, an Iowa corporation (“HNI”), and Ozark Merger Sub, Inc., an Indiana corporation and a wholly-owned subsidiary of HNI (“Merger Sub”).

The Merger Agreement provides that, among other things and subject to the terms and conditions of the Merger Agreement, (a) Merger Sub will be merged with and into Kimball (the “Merger”), with Kimball surviving the Merger as a wholly-owned subsidiary of HNI, and (b) at the effective time of the Merger (the “Effective Time”), each share of common stock, par value $0.05 per share, of Kimball (“Kimball Common Stock”) outstanding immediately prior to the Effective Time, other than shares exercising dissenters’ rights, shares held by Kimball as treasury stock, shares held by HNI or any subsidiary of Kimball or HNI, and restricted stock units with respect to shares of Kimball Common Stock (collective, the “Excluded Shares”), will be converted into the right to receive (i) $9.00 in cash (the “Cash Consideration”) and (ii) 0.1301 shares of common stock of HNI, par value $1.00 per share (“HNI Common Stock”) (together with the Cash Consideration, the “Merger Consideration”).

The Merger Agreement provides that outstanding Kimball equity awards will be treated as follows at the Effective Time: (a) each outstanding award of Kimball restricted stock units that is not subject to performance vesting conditions will cease to represent an award with respect to Kimball Common Stock and thereafter constitute a restricted stock unit award, on the same terms and conditions (including vesting and forfeiture, but subject to accelerated vesting upon termination of employment without cause), with respect to a number of shares of HNI Common Stock, determined by multiplying (i) each share of Kimball Common Stock subject to such Kimball restricted stock unit award by (ii) the sum of (A) 0.1301 (the “Exchange Ratio”) and (B) the quotient of the sum of the Cash Consideration plus the dividend equivalents accrued thereon, divided by the volume weighted average price per share of HNI Common Stock on the New York Stock Exchange for the ten consecutive trading days ending the two trading days prior to the closing of the Merger as reported by Bloomberg, L.P. (such price, the “Parent Share Price”); and (b) with respect to each outstanding award of Kimball restricted stock units subject to performance-based vesting, (i) if such vesting is based on relative total shareholder return, the award will vest at a pro rata portion of the target amount based on the portion of the performance cycle then completed, and (ii) if such vesting is based on earnings per share, the award will vest at the target amount, and, in each such case of performance-based vesting restricted stock units, the full award will automatically be cancelled and converted into the right to receive from HNI (shortly following the Effective Time), in respect of each share of Kimball Common Stock subject to the vested portion of such cancelled award, an amount of cash (without any interest thereon and subject to applicable withholding taxes), equal to the sum of (i) the Cash Consideration, plus (ii) the Parent Share Price multiplied by the Exchange Ratio. However, if the Effective Time occurs prior to June 30, 2023, the tranche of each award of Kimball restricted stock units that is not subject to performance vesting conditions and that is scheduled to vest on June 30, 2023 will, at the Effective Time, vest and be cancelled and converted into the right to receive from HNI (shortly following the Effective Time), in respect of each share of Kimball Common Stock subject to such vesting tranche, an amount of cash (without any interest thereon and subject to applicable withholding taxes) equal to the sum of (A) the Cash Consideration plus the dividend equivalents that have accrued thereon, and (B) the Parent Share Price multiplied by the Exchange Ratio.

In connection with its entry into the Merger Agreement, on March 7, 2023, HNI entered into a debt financing commitment letter and related fee letter with Wells Fargo Bank, National Association, Wells Fargo Securities, LLC and U.S. Bank, National Association (the “Commitment Parties”), pursuant to which the Commitment Parties have committed to provide HNI with debt financing in an aggregate principal amount of $440 million in the form of a senior unsecured 364-day bridge loan facility, subject to customary conditions as set forth therein. The net proceeds of the debt financing will be used to pay all or a portion of the costs associated with the transactions contemplated under the Merger Agreement, to refinance certain existing indebtedness of Kimball and to pay any related fees and expenses.

Kimball’s board of directors has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to, and in the best interests of, Kimball and its shareholders, (2) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Merger, and (3) resolved to recommend that Kimball’s shareholders vote in favor of the adoption of the Merger Agreement and the transactions contemplated thereby, including the Merger.

The completion of the Merger is subject to satisfaction or waiver of certain customary closing conditions, including (a) the receipt of the required approvals from the shareholders of Kimball, (b) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) without the imposition of a Burdensome Condition (as defined below), (c) the absence of any governmental order or law making illegal or otherwise prohibiting the consummation of the Merger or imposing a Burdensome Condition, (d) the effectiveness of the registration statement on Form S-4 to be filed by HNI pursuant to which the shares of HNI Common Stock to be issued in connection with the Merger are registered with the Securities and Exchange Commission (the “SEC”), and (e) the authorization for listing of the shares of HNI Common Stock to be issued in connection with the Merger on the New York Stock Exchange (“NYSE”). The obligation of each party to consummate the Merger is also conditioned upon the other party’s representations and warranties being true and correct (subject to certain materiality exceptions), the other party having performed in all material respects its obligations under the Merger Agreement, the absence of a material adverse effect (as defined in the Merger Agreement) with respect to the other party, and the receipt of an officer’s certificate from the other party to such effect.

The Merger Agreement contains customary representations and warranties of HNI and Kimball relating to their respective businesses, financial statements and public filings, in each case generally subject to customary materiality qualifiers. Additionally, the Merger Agreement provides for customary pre-closing covenants of HNI and Kimball, including, subject to certain exceptions, covenants relating to conducting their respective businesses in the ordinary course consistent with past practice.

HNI and, if requested by HNI, Kimball, each also agreed to take any and all actions and steps necessary to avoid or eliminate each impediment under any antitrust law that may be asserted by any governmental entity to satisfy any closing conditions relating to any antitrust law contained in the Merger Agreement so as to enable the consummation of the Merger and other transactions contemplated by the Merger Agreement as promptly as practicable prior the End Date (as defined below). However, HNI will not be required to commit to or effect any action that, individually or in the aggregate, would or would reasonably be expected to have a material adverse effect on the business, financial condition or operations of HNI and its subsidiaries (including Kimball and its subsidiaries) from and after the Effective Time (calculated as if HNI and its subsidiaries from and after the Effective Time were collectively the same size as Kimball and its subsidiaries prior to the Effective Time) (a “Burdensome Condition”).

Kimball has agreed not to solicit alternative acquisition proposals from third parties, provide non-public information to third parties or engage in discussions with third parties regarding alternative acquisition proposals, and has agreed to certain restrictions on its ability to respond to any such proposals. However, prior to the receipt of the required approval of Kimball’s shareholders, Kimball’s board of directors may withdraw, qualify or modify its recommendation that its shareholders vote in favor of the transactions contemplated under the Merger Agreement in connection with certain intervening events , or terminate the Merger Agreement in order to enter into an agreement providing for a Superior Proposal (as defined in the Merger Agreement), subject to the requirements and limitations set forth in the Merger Agreement.

The Merger Agreement contains termination rights for each of HNI and Kimball, including, among others, if the consummation of the Merger does not occur on or before September 7, 2023 (provided that if as of such date all closing conditions have been satisfied other than conditions relating to (x) obtaining requisite regulatory approvals under antitrust laws and (y) the absence of injunctions prohibiting consummation of the Merger under antitrust laws, such date will be automatically extended to December 7, 2023) (the “End Date”). Upon termination of the Merger Agreement under specified circumstances, including termination (i) by HNI in connection with a change of recommendation by Kimball’s board of directors or a material breach by Kimball of its covenants relating to solicitation of alternative acquisition proposals, (ii) by Kimball to enter into an agreement in connection with a Superior Proposal or (iii) by either party as a result of a failure to obtain approval of the shareholders of Kimball or to close prior to the End Date, in each case following the making of a proposal for an alternative transaction and upon the entry into an alternative transaction within 12 months after the date of such termination, then Kimball will be required to pay HNI a termination fee of $15,768,265. In addition, upon termination of the Merger Agreement under certain circumstances arising from a breach by HNI of its representations, warranties, covenants or agreements set forth in the Merger Agreement such that the conditions to the closing of the Merger cannot be satisfied, HNI will be required to pay Kimball a termination fee of $24,258,870. In no event will either party be entitled to receive more than one termination fee.

The foregoing description of the Merger Agreement and the transactions contemplated thereby in this Current Report on Form 8-K is only a summary and does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit 2.1 hereof and incorporated by reference herein. Such description is not intended to provide any other factual information about the parties to the Merger Agreement or their respective subsidiaries and affiliates. The Merger Agreement contains representations and warranties by each of the parties to Merger Agreement, which were made only for purposes of that agreement and as of specified dates. The representations, warranties and covenants in the Merger Agreement were made solely for the benefit of the parties to the applicable agreement, are subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, as well as by information contained in each party’s periodic reports filed with the SEC, and may be subject to standards of materiality applicable to the contracting parties that may differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of such parties or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

Item 5.03. Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On March 7, 2023, Kimball’s board of directors adopted and approved an amendment to Kimball’s Amended and Restated By-Laws (the “By-Laws Amendment”), which, among other things, designates the circuit or superior courts of the State of Indiana located in Marion County, Indiana, or in the United States District Courts of Indiana as the sole and exclusive forum for certain legal actions, unless Kimball consents in writing to the selection of an alternative forum.

The foregoing summary of the By-Laws Amendment does not purport to be a complete description thereof and is qualified in its entirety by the full text of the By-Laws Amendment, which is attached hereto as Exhibit 3.1 and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits
(d) Exhibits

Exhibit
Number	Description of Exhibit
2.1	Agreement and Plan of Merger, by and among HNI Corporation, Ozark Merger Sub, Inc. and Kimball International, Inc., dated as of March 7, 2023
3.1	Amendment to Amended and Restated By-Laws of Kimball International, Inc.
104	Cover Page interactive data file (embedded within the Inline XBRL document)
Schedules omitted pursuant to Item 601(b)(2) of Regulation S-K. HNI agrees to furnish supplementally a copy of any omitted schedule to the SEC upon request; provided, however, that HNI may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedules or exhibits so furnished.

* * *

FORWARD-LOOKING STATEMENTS
This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which involve inherent risks and uncertainties. Any statements about HNI’s, Kimball’s or the combined company’s plans, objectives, expectations, strategies, beliefs, or future performance or events constitute forward-looking statements. Such statements are identified as those that include words or phrases such as “believes,” “expects,” “anticipates,” “plans,” “trend,” “objective,” “continue,” or similar expressions or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “may,” or similar expressions. Forward-looking statements involve known and unknown risks, uncertainties, assumptions, estimates, and other important factors that change over time and could cause actual results to differ materially from any results, performance, or events expressed or implied by such forward-looking statements. Such forward-looking statements include but are not limited to statements about the benefits of the business combination transaction between HNI and Kimball (the “Transaction”), including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts.
These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those projected. In addition to factors previously disclosed in HNI’s and Kimball’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this document, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change, or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between HNI and Kimball; the outcome of any legal proceedings that may be instituted against HNI or Kimball; the possibility that the Transaction does not close when expected or at all because required regulatory, shareholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which HNI and

Kimball operate; the ability to promptly and effectively integrate the businesses of HNI and Kimball; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of HNI’s or Kimball’s customers, employees or other business partners, including those resulting from the announcement or completion of the Transaction; the dilution caused by HNI’s issuance of additional shares of its capital stock in connection with the Transaction; the diversion of management’s attention and time from ongoing business operations and opportunities on merger-related matters; and the impact of the global COVID-19 pandemic on HNI’s or Kimball’s businesses, the ability to complete the Transaction or any of the other foregoing risks.
These factors are not necessarily all of the factors that could cause HNI’s, Kimball’s or the combined company’s actual results, performance, or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other unknown or unpredictable factors also could harm HNI’s, Kimball’s or the combined company’s results.
All forward-looking statements attributable to HNI, Kimball, or the combined company, or persons acting on HNI’s or Kimball’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made and HNI and Kimball do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If HNI or Kimball update one or more forward-looking statements, no inference should be drawn that HNI or Kimball will make additional updates with respect to those or other forward-looking statements. Further information regarding HNI, Kimball and factors which could affect the forward-looking statements contained herein can be found in HNI’s Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q, and its other filings with the SEC, and in Kimball’s Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q, and its other filings with the SEC.
NO OFFER OR SOLICITATION
This communication is for informational purposes only and is not an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor the solicitation of any vote or approval in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT
In connection with the Transaction, HNI will file with the SEC a Registration Statement on Form S-4 to register the shares of HNI capital stock to be issued in connection with the Transaction. The Registration Statement will include a proxy statement of Kimball that also constitutes a prospectus of HNI. The definitive joint proxy statement/prospectus will be sent to the shareholders of Kimball seeking their approval of the Transaction and other related matters.
INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING HNI, KIMBALL, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by HNI or Kimball through the website maintained by the SEC at http://www.sec.gov or from HNI at its website, www.hnicorp.com, or from Kimball at its website, www.kimballinternational.com.
PARTICIPANTS IN THE SOLICITATION
HNI, Kimball, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Kimball in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of HNI and Kimball and other persons who may be deemed to be participants in the solicitation of shareholders of Kimball in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus related to the Transaction, which will be filed with the SEC. Additional information about HNI, the directors and executive officers of HNI and their ownership of HNI common stock is also set forth in the definitive proxy statement for HNI’s 2022 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on April 1, 2022, and other documents subsequently filed by HNI with the SEC. Additional information about Kimball, the directors and executive officers of Kimball and their ownership of Kimball common stock can also be found in Kimball’s definitive proxy statement in connection with its 2022 Annual Meeting of Shareholders, as filed with the SEC on September 7, 2022, and other documents subsequently filed by Kimball with the SEC. Free copies of these documents may be obtained as described above.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KIMBALL INTERNATIONAL, INC.

By:	/s/ Mark W. Johnson
MARK W. JOHNSON Chief Legal Officer & Corporate Secretary
Date: March 10, 2023

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